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Exhibit 12.01

WellPoint Health Networks Inc.
Statement Regarding Computation of Ratios of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,					Quarter Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
Earnings from continuing operations (excluding extraordinary items) before income taxes	$391,986	$487,321	$564,313	$698,582	$1,163,402	$235,184	$321,847
Less:
Minority interest income (expense) adjustment	(317)	(18)	(264)	(1,621)	2,476	942	67
Income (loss) from equity investees	33	2	(280)	6,144	9,685	1,982	2,120

Adjusted pre-tax income from continuing operations	392,270	487,337	564,857	694,059	1,151,241	232,260	319,660
Add:
Fixed charges	41,370	34,107	39,824	72,013	88,184	22,584	19,517
Distributed income of equity investees	—	144	147	433	1,975	877	—
Subtract:
Interest capitalized	—	—	—	—	2,215	—	353
Minority interest expense (income) in pre-tax income of subs that have not incurred fixed charges	317	18	264	1,621	(2,476)	(942)	(67)

Earnings (A)	$433,323	$521,570	$604,564	$764,884	$1,241,661	$256,663	$338,891

Interest expensed	$26,903	$20,178	$23,978	$49,929	$60,416	$16,485	$12,774
Interest capitalized	—	—	—	—	2,215	—	353
Interest component of rent expense (1)	14,467	13,929	15,846	22,084	25,553	6,099	6,390

Fixed charges (B)	$41,370	$34,107	$39,824	$72,013	$88,184	$22,584	$19,517

Ratio of earnings to fixed charges (A)/(B)	10.5	15.3	15.2	10.6	14.1	11.4	17.4

(1)
The interest component of rent expense was calculated by taking one-third of rent expense, which is deemed representative of the interest factor in such rent expense.

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  Exhibit 12.01